Exhibit 99.1

Kandal M Venture Limited Announces Investment in Manufacturing Facility

in The Philippines to Diversify Global Footprint

Cambodia, March 9, 2026 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (“Kandal” or the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia, today announced a strategic investment to expand its manufacturing capabilities into the Philippines.

Kandal entered into a definitive agreement to acquire 15% equity interest in Dumaine International Ltd for US$2.5 million in an all-cash transaction.

This investment marks the Company’s first major expansion outside of its primary Cambodian operations.

Strategic Rationale: Diversification and Capacity:

The investment in Dumaine International is a key pillar of Kandal’s long-term strategy to:

●	Geographic Risk Diversification: Mitigate regional concentration risks by establishing a multi-country manufacturing footprint.

●	Client Acquisition: Attract premier global brands by offering strategic supply chain resilience and a diversified manufacturing alternative in Southeast Asia.

●	Operational Synergy: Align regional expertises in both countries to enhance product development and production uniqueness

“Our investment in Dumaine International is a transformative step in evolving Kandal from a single-country operator into a diversified regional manufacturing powerhouse,” said Mr. Duncan Miao, Director and Chairman of the Board of Kandal. “By expanding into the Philippines, we are not only enhancing our production and design capabilities but also providing our global customers with the supply chain resilience they demand in today’s market. This is the first of several initiatives aimed at scaling our footprint and capturing a larger share of the affordable luxury sector.”

Kandal expects this partnership to provide immediate access to 477,252 sq. ft. of production capacity and a skilled workforce of over 3,500 employees.

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with its manufacturing operations in Cambodia. It primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the Securities and Exchange Commission before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts:

Company:
Kandal M Venture Limited Investor Relations Contact:
Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,
Kingdom of Cambodia
Email: enquiry@fmfco.com.kh

Telephone: +855 23425205

Investor Relations Contact:
Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: +1 (646) 893-5835 x2
Email: info@skylineccg.com

Website: www.skylineccg.com